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20004332

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goldin Capital Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Fifth Avenue, 44 Floor, Suite 4410

New York	NY	10118
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivan Greenstein 732-828-0202

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith + Brown

(Name – *if individual, state last, first, middle name*)

One Tower Center Blvd., 14th Floor	East Brunswick	NJ	08816
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Karthik Bhavaraju, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goldin Capital Advisors LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

2/7/

Title

Notary Public

Theresa A. Bertone
Notary Public, State of New York
No. 01BE6040681
Qualified in Richmond County
Commission Expires July 2, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOLDIN CAPITAL ADVISORS LLC

CONTENTS

withum

ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and the Member of
Goldin Capital Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Goldin Capital Advisors LLC (the "Company") as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

New York, New York

February 7, 2020

GOLDIN CAPITAL ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	79,182
Total Assets	$	79,182

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	20,392
MEMBER'S EQUITY		58,790
Total Liabilities and Member's Equity	$	79,182

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Goldin Capital Advisors LLC (the "Company") was organized as a limited liability company on December 10, 2012 under the laws of the State of Delaware, is subject to the provisions of the New York Limited Liability Company Act and is a wholly-owned subsidiary of Goldin Associates, LLC (the "Parent"). The Company began business operations in June 2014. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on June 19, 2014. The Company is a limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides advisory services regarding mergers and acquisitions and restructurings.

The Company does not carry customer accounts or perform custodial functions relating to customer securities and, accordingly is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

b) Concentration of Credit Risk

The Company maintains cash in a bank deposit account which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

c) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. However, the Company is liable for NYC unincorporated business taxes ("UBT"). The Company had a net loss in 2019 and therefore, no provision for income taxes is included in the accompanying financial statements. The Company is a disregarded entity and files with the Parent. The Company is not subject to UBT but the Parent is. If the Company has a net profit, then the UBT is allocated on a pro-rata basis with the Parent's net profit.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Income Taxes (cont'd)

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2019, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and is subject to examination by tax authorities. There are presently no ongoing income tax examinations.

d) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers* (ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contracts with the customer, (b) identify the performance obligations in the contract, (c) determining the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commissions on Third Party Private Placements

The Company earns commission revenue through assisting with private third party private placements and transaction fees on advisory services. The Company recognizes private placement revenues when the placement is complete since there are no significant actions which the Company needs to take subsequent to this date and the performance obligation has been satisfied. The Company recognizes advising revenues when the transaction is completed. Expenses associated with such transactions are recognized as incurred. Amounts earned are generally calculated as a percentage of the associated commitment of the investor or the size of the transaction in an advisory assignment and due upon the closing. The recognition and measurement of revenue is based on the assessment of individual contract terms.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

Significant judgments

Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Disaggregated Revenue

All of the Company's 2019 revenues originated from commissions advising a client.

e) Receivables and Contract Balances

Receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. There were no receivables as of January 1 or December 31, 2019. There were no contract assets or contract liabilities as of January 1, 2019 or December 31, 2019.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company's net capital was $58,790 which was $53,790 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.35 to 1.

4. RELATED PARTY TRANSACTIONS

The Company entered into an expense sharing agreement on July 9, 2014 with its parent, Goldin Associates, LLC, whereby, the Company has agreed to pay the Parent $1,600 per month to cover certain operating expenses. These operating expenses include rent, utilities, office resources, IT/communications, telephone, salaries and professional services. For the

4. RELATED PARTY TRANSACTIONS (cont'd)

year under audit there was $19,200 paid. There were no amounts payable for the year under audit.

5. LIQUIDITY AND MANAGEMENT'S PLANS

The Company has sustained recurring operating losses since its inception. During 2019, the Company sustained a loss of $61,423 and incurred negative cash flows from operations of $60,712.

Goldin Associates, LLC is committed to funding the operations of the Company as needed. On February 3, 2020, Goldin Associates, LLC contributed a total of $55,000 into the Company.

6. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred through February 7, 2020, the date the financial statements were available to be issued, that would require recognition or disclosure in the financial statements.

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT